November 18,  2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Brian Cascio

Re:	Avnet, Inc.
Form 10-K for the fiscal year ended June 27, 2015
Filed August 7, 2015
File No. 001-04224

Dear Mr. Cascio:

Avnet, Inc. (the “Company”) is in receipt of the Staff’s letter dated November 5, 2015 (the “Comment Letter”), regarding the Staff’s review of, and comment on, the above referenced filing. The Company hereby submits the following response to the Staff.  For your convenience, the Company’s response is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended June 27, 2015

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Cash Flows, page 30

1.

You set forth here and in the Consolidated Statements of Cash Flows that accounts payable increased by $156.6 million during fiscal 2015, although the change in the Consolidated Balance Sheets show that accounts payable decreased by $64.3 million. We see similar unusual relationships for inventory and receivables, where the Consolidated Balance Sheets show decreases in reported amounts between 2014 and 2015, while the Consolidated Statements of Cash Flows show investments in the two captions. Please clarify for us the reasons for the relationships between the changes shown on the balance sheets and the changes shown on the cash flow statements for these working capital components.

RESPONSE:

The Company applies the guidance in FASB ASC 830-230-45 and reports in the consolidated statements of cash flows the reporting currency equivalents of foreign currency cash flows using the exchange rates in effect at the time of the cash flows.  The primary reason for differences in working capital line items on the consolidated balance sheets and the changes reflected in the consolidated statements of cash flows is due to changes in foreign currency exchange rates between June 28, 2014, and June 27, 2015.  During fiscal 2015, the U.S. Dollar strengthened significantly against most foreign currencies and, as a result of the Company’s global operations, the reported amount of working capital components in the consolidated balance sheets declined between fiscal years in U.S. Dollars  as a result of translation using foreign currency exchange rates in effect as of each balance sheet date.

Item 15: Exhibits and Financial Statement Schedules, page 41

Note 1: Summary of Significant Accounting Policies, page 49

Inventories, page 49

2.

We note on page 12 that some of the inventory protections offered by your suppliers are not documented and subject to discretion, but you do not disclose when you account for non-documented protections (e.g., at the time the protection is actually received or subsequently agreed to in writing). Please explain to us when your net realizable value determination reflects non-documented protections and how you determined your accounting policy is appropriate.

RESPONSE:

The Company applies the guidance in FASB ASC 330-10-35 when determining the net realizable value of inventories.  In applying this guidance, multiple factors are considered in determining whether any lower of cost or market write-downs are necessary for the carrying value of the Company’s inventories as of each balance sheet date.  As disclosed within the Company’s Critical Accounting Policies on page 34 of the Form 10-K for the fiscal year ended June 27, 2015, “Write-downs are recorded so that inventories reflect the approximate net realizable value and take into account the Company’s contractual provisions with its suppliers, which may provide certain protections to the Company for product obsolescence and price erosion in the form of rights of return and price protections.”  The Company does not incorporate any non-contractual protections when estimating the net realizable value of its inventories as of each balance sheet date.

The Company may approach its suppliers to seek additional protections from those provided on a contractual basis based upon the facts and circumstances associated with its underlying inventories and the Company will only account for such additional protections when the protections are contractually agreed to with  a supplier.  The Company has determined that its accounting for non-contractual protections is in accordance with the guidance of FASB ASC 330-10-35.

Revenue Recognition, page 52

3.

Based upon your description of business on pages 3 through 5 it appears that certain of your arrangements might contain multiple elements (e.g., services, software and hardware), although your revenue recognition policy does not address multiple element arrangements. Please describe to us your consideration of the disclosures about multiple element arrangements from FASB ASC 605-25-50-1 and 50-2.

RESPONSE:

As a value-added distributor, the Company’s primary business operations involve the resale of products or services, including electronic components, computer products and software.   The majority of the Company’s sales arrangements are for the resale of products including electronic components and computer hardware.  To a lesser extent, the Company’s sales arrangements may contain multiple elements that include some combination of hardware, third-party software and third-party provided services, which are purchased from, or performed by, its suppliers and resold to its customers.  The Company generally delivers all elements in its sales arrangements within the same reporting period.  Additionally, the Company does not develop any software for sale to its customers and services where the Company is the primary obligor represents an insignificant portion of consolidated net sales.

As a result, the Company is not required to apply a significant level of judgment related to multiple element arrangements and does not consider its multiple element arrangement accounting policy to be a significant accounting policy such that additional disclosure is required when discussing the Company’s revenue recognition policies.  In the limited situations where the Company’s sales arrangements include multiple elements delivered over different reporting periods, the Company considers the guidance in FASB ASC 605-25.  This includes identification of (i) each unit of accounting, (ii) the selling price for each unit of accounting and (iii) the relative selling price for each unit of accounting.

The Company will continue to evaluate its revenue recognition policy disclosures based upon the significance of multiple element arrangements that are provided over different reporting periods and the amount of judgment required in estimating the relative selling prices for such arrangements.  To the extent that multiple element arrangements become material to an understanding of the Company’s significant accounting policies, the Company will include additional disclosure.

* * * * *

As requested in the Comment Letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any of these responses require further explanation, please do not hesitate to contact me at 480-643-7203.  In addition, please feel free to contact Ken Jacobson, Vice President of Global Finance and Accounting, at 480-643-7510 or Mike McCoy, Vice President and Corporate Secretary, at 480-643-7248. We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Kevin Moriarty

Kevin Moriarty
Senior Vice President and
Chief Financial Officer

cc:	Ken Jacobson
Mike McCoy